UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: August 31, 2025
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FORM 12b-25	hours per response 2.50
SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	June 30, 2025.
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

BOXABL Inc.
Full Name of Registrant

Former Name if Applicable

5345 E. N. Belt Road
Address of Principal Executive Office (Street and Number)

North Las Vegas, NV 89115
City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BOXABL Inc. (the “Company”) has experienced significant turnover in its IT and accounting teams recently and the onboarding and training of new staff has resulted in delays that make the timely filing of the Quarterly Report on Form 10-Q impracticable without undue hardship and expense to the Company. The Company undertakes the responsibility to file such Quarterly Report no later than five calendar days after its original due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Martin Noe Costas	(702)	500-0591
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes	☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Boxabl Inc. (the “Company”) recently obtained modular approval for its Casita in all climate zones in California in 2025 and, as a result, it has decided to rework certain of its existing units to meet the California modular specification so that these units are able to be sold in California. As a result, in the second quarter of 2025, approximately $7.1 million of inventory was reclassified from finished goods to work-in-process on the consolidated balance sheet. In addition, following an inventory slow movement analysis, the Company determined to write down 68 units that had been held in inventory for an extended time period and for which the Company determined that it was not cost effective to rework. The Company expects to take a charge in its statement of comprehensive loss related to inventory of approximately $8.4 million.

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BOXABL Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 14, 2025	By	/s/ Martin Noe Costas
Chief Financial Officer and
Principal Accounting Officer

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